

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

May 10, 2004



VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of April 29, 2004, enclosed please find an ad-hoc press release as well as the 2004 first quarter report by the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

5/21

FILE NO.
82-5077

Ad-hoc Release

FJH: AS EXPECTED 2004 STARTED WITH A LOSS - POSITIVE TREND IN THE SECOND QUARTER

FJH AG (ISIN DE0005130108), the consultancy and software company listed in the TecDAX index, reduced the losses of the previous quarter caused by various special factors considerably in the first quarter of this year and reports the following figures:

Revenues 19.1 million Euro (Q1/2003: 30.0 million Euro),
Quarterly result after tax -3.2 million Euro (Q1/2003: 3.8 million Euro), EBIT -4.7 million Euro (Q1/2003: 6.4 million Euro).

After the first quarter 2004 was heavily overshadowed by the events of the previous quarter the Executive Board expects that the successes of the considerably intensified sales activities will show in the second quarter and that FJH will achieve an at least balanced result in this quarter.

This estimate is based on the fact that insurers will have to implement a number of additional requirements this year. This includes the Old Age Incomes Act, requirements with regard to solvability according to Solvency II and the transition to IAS/IFRS accounting which has to be prepared.

In the field of old age pension provision the cross selling potential with the by now integrated HEUBECK AG should make a major contribution.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10,
81373 Munich
Phone: + 49 89 769 01-144
Fax: + 49 89 743 717 31
E-Mail: thomas.meindl@fjh.com
internet: www.fjh.com

Munich, 06/05/2004

SHAREHOLDERS' LETTER

KEY FIGURES (IAS) FOR THE FIRST QUARTER

	2004	2003
	,000 Euro	,000 Euro
Revenues	19,101	**30,001**
EBITDA (Operating income before depreciation and amortization)	-3,327	7,667
EBIT (Operating income)	-4,714	6,386
EBT (Result before income taxes and minority interest)	-4,725	6,624
Quarterly result	-3,184	**3,766**
Employees as at 31/03	1,019	978

Dear Shareholders,

For FJH AG, the first quarter of 2004 was, as expected, still overshadowed by the events of the previous quarter. The major influencing factors of the trend of business here had been an anonymous charge, an unexpectedly sustained and intensified reluctance of the insurers to invest due to considerable uncertainty with regard to the general setting defined by the political situation, and two important customer projects that had to be stabilized at some cost. In particular, this considerably hindered the acquisition of new orders and significantly affected the result. Accordingly, our focus since the beginning of the year has been the acquisition of orders. We are able to report first successes and anticipate a clear increase in sales successes in the following quarters.

In our main market, Germany, the general setting, particularly for life assurance companies, will change considerably over the next few years due to what is known as the "Old Age Incomes Act" with a gradual transition from upstream to downstream taxation of private pension insurances, due to changes in the tax privileges relating to various types of insurance (e.g. "Rürup pension"), and due to various changes with regard to employee pension schemes. Further determining factors will be the future demands on the solvability of insurance companies, currently determined in the EU under the heading "Solvency II". The gradual transition to IAS/IFRS accounting and the future reform of the Insurance Contract Law (VVG) will also provide or change important fundamentals.

A major consequence for life assurance providers will be the splitting of the product range into products with no or few tax privileges and products recently provided with tax privileges. Against this background, we will be faced with new, major requirements as to a flexible policy administration. On account of our active, leading involvement in the relevant professional bodies, we recognized the structure of these new requirements early on and have already largely implemented them with the latest release 4.2, of our Life Factory ®.

Accordingly, we were able to report some sales successes as early as in the first quarter. Further successes are to be expected in the next few quarters.

Solvency II and the gradual transition to IAS/IFRS accounting require a number of additional considerations with regard to the development of new products and the risk management of insurers. At the beginning of the year, we were able to agree a development partnership with a well-known German life assurance provider in order to further develop our standard software, ALAMOS (Asset Liability And Model Office System), accordingly. Here, too, we can expect to see sales successes in the next few quarters.

At the same time, due to the swiftly progressing integration of HEUBECK AG, which had been consolidated in the last year, we managed to further strengthen our market position in the area of old age pension provision and tap new customer groups. Thus, in the first quarter, we were able to place our policy administration system SymAss, with the pension fund of a major international group. This signified an important step towards increasing our customer base and winning companies from other sectors for our products and services in addition to our long-standing customers in the insurance sector.

Of particular importance to us is the rapidly growing East European insurance market. Depending on the size of the insurers, we are actively involved here with our Life Factory ® and our SymAss software. Initial sales successes can be expected as early as in the second quarter.

With our current offer of products and services, we have laid an important foundation that will enable us in the course of the next few quarters to ensure significant progress. However, the first quarter was still greatly influenced by the aforementioned special factors.

Therefore, revenues at FJH AG in the period under review reached but 19.1 million Euro (2003: 30.0 million Euro), while the quarterly result after tax amounted to -3.2 million Euro (2003: 3.8 million Euro) and the EBIT totaled -4.7 million Euro (2003: 6.4 million Euro).

Based on the current stage of our sales strategy and the significant increase in the number and intensity of our customer contacts, we expect to see a gradual improvement in business in the course of the year. The readiness of the insurers to invest is visibly growing, albeit with a clear cost consciousness. This means that, in addition to our sales efforts through a number of measures, the internal cost consciousness of FJH will also be increased.

As an expression of our gratitude towards our loyal shareholders, the Executive Board and the Supervisory Board will again propose a distribution of dividends to the AGM on 24 June 2004. As in the previous years, a third of the prior-year profit will be used for this. Since the tax authorities have signaled their agreement, the two major shareholders and company founders, Manfred Feilmeier and Michael Junker, will renounce their dividends in favour of the other shareholders. Thus, instead of the book dividend of 0.20 Euro, the dividend proposed for 2003 will amount to 0.40 per share.

Thank you very much for your confidence.

M. Feilmeier

Manfred Feilmeier

FILE NO.
82-5077

DEVELOPMENT OF BUSINESS

REVENUES AND EARNINGS

The first quarter of 2004 was still overshadowed by the events of the preceding quarter, the impact of which naturally also extended to the order position for the first quarter. The intensified sales activities launched at the beginning of the year has already led to numerous new orders and a series of follow-up orders from existing customers. The decision-making structures of our main clients – insurance companies – mean, however, that in many cases, the promising negotiations with new customers will in most cases produce concrete results in the second quarter.

As a result, revenues for the first quarter amounted to only 19.1 million Euro (2003: 30.0 million Euro). Consequently, the result for the quarter after taxes fell to -3.2 million Euro (2003: 3.8 million Euro) and the operating result (EBIT) to -4.7 million Euro (2003: 6.4 million Euro). The pre-tax result (EBT) was around -4.7 million Euro (2003: 6.6 million Euro).

The company's stated objective of reducing receivables over the medium term was successfully continued during the first quarter of 2004. Total receivables were reduced by around 2.2 million Euro, of which 0.6 million was accounted for by unbilled receivables.

SEGMENT REPORTING

In addition to its head office and its subsidiaries in Germany, FJH AG has further subsidiaries in Switzerland, Austria and the USA. There is also a majority participation of 80% in FJA OdaTeam in Slovenia. The revenues of Insiders Technologies have not been consolidated because it is a minority interest.

In Germany, business development was still affected by the extraordinary factors of the preceding quarter when an anonymous complaint and a reticence to invest on the part of the insurance sector because of uncertainties surrounding the taxation of insurance companies and pension products significantly hampered the acquisition of new orders and the extension of existing orders. This obviously had an impact on capacity utilisation in the first quarter, and in most cases the successes resulting from the drive in sales development activities will not be felt until the second quarter. Nevertheless, basic capacity utilisation in Germany was secured through existing, long-term major projects.

Further progress was made in integrating HEUBECK AG, and this process should be completed by the end of next year. As a result of these activities, Heubeck's extensive know-how in the field of company pension provision is being incorporated into FJH AG's software and consultancy offerings. At the same time, important opportunities for cross selling are being used to secure new customer groups for FJH's software solutions. Initial successes have already emerged during the first quarter, with the pension fund of a major international group placing an order for FJA SymAss. HEUBECK AG's contribution to revenues in the first quarter of 2004 totalled 2.7 million Euro.

For Germany as a whole, revenues for the first quarter amounted to 17.2 million Euro.

Over the last three months, FJA-US has focussed on implementing existing orders at leading insurers such as the Suncorp Group in Australia and various US insurers. Total revenues of FJA-US for the first quarter amounted to 335 thousand Euro.

In Switzerland, business activities in the first quarter of 2004 again focussed on operational implementation of the major project for Basler Lebens-Versicherungs-Gesellschaft. Key milestones were reached and enhancements agreed. In Austria, the project for BAWAG Versicherung continued successfully. In Eastern Europe, further progress was made in the various projects underway with our Slovenian subsidiary FJA OdaTeam – for example with Credit Suisse Prague. In the period under review, the respective consolidated revenues totalled 1.3 million Euro in Switzerland, 96 thousand Euro in Austria and 197 thousand Euro in Slovenia.

The revenues of the foreign subsidiaries can vary from quarter to quarter as their employees also work on projects and for customers in other countries.

COSTS AND REVENUES

The cost reduction measures initiated in the preceding year were successfully continued during the first quarter of 2004. Compared with the same period in the preceding year, costs were further reduced relative to the number of employees. These measures aim to reduce costs in order to secure and further improve the Company's competitiveness.

In order to gain additional scope for its cost structures and enable it to react flexibly to market requirements, the Company introduced a voluntary flexi-time system

in the first quarter. This system of flexible working hours enables employees to structure their working time more flexibly to fit in with their own personal circumstances and their individual workload.

The costs of purchased services remained stable within the framework of inflation-related fluctuations, with no noticeable changes to report. The prices for FJH software licences also remained stable; only the licence price for the new Release 4.2 of FJA Life Factory ® was increased slightly over the price for Release 4.1 due to its enhanced scope of performance. The prices for invoiced advisory services were unchanged.

RESEARCH & DEVELOPMENT AND INVESTMENTS

To ensure the Company still offers innovative products and services and to secure its competitive edge, FJH again allocated extensive funds to research and development during the first quarter of 2004.

Activities focussed firstly on further developing the standard software ALAMOS, a proven instrument for asset-liability management, risk management and corporate planning and evaluation. Here a development partnership was agreed upon with a well-known German life assurance company at the beginning of the year. This cooperation will help equip the software to meet the new challenges that will soon face insurance companies and company pension providers. Key forthcoming changes include mandatory conversion to IAS/IFRS accounting principles from 2005 and the reform on solvency requirements (Solvency II).

Additional investment was channelled into FJA Life Factory ®, the Company's core product. At political level a new act, referred to as the "Old-Age Incomes Act", is currently under discussion and this will have major consequences on insurance companies' product structures; it is due to enter into force on 1 January 2005. For example, changes in taxation mean that if they retain their present formats, life insurance policies will become less attractive to consumers. Insurers must therefore lose no time in developing new products if they wish to remain competitive. To create a decisive competitive edge for our customers, the prerequisites for developing and administering new products have already been incorporated into FJA Life Factory ®. This will speed up product development for insurers and reduce the time to market.

In addition, the latest specifications of the ZfA (Central Subsidies Authority for Old-Age Pensions) have been implemented in both FJA Life Factory ® and the subsidy administration system FJA Zulagenverwaltung ®. Quickly adapting software to the latest detailed statutory requirements ensures it is always up to date.

In the field of company pension provision, work focussed on further development of the company pensions proposals system, the bAV-Angebotssystem. This software supports suppliers of company pensions products in the marketing of their products and the provision of advice to customers in particular. HEUBECK AG's extensive know-how was incorporated into the product structure, enabling further enhancements to consulting components and the inclusion of up-to-date information on company pension provision.

EMPLOYEES

As of the reporting date, 31 March 2004, the companies within the FJH Group employed 1,019 people (2003: 978 employees). Compared with the prior-year period, this equates to a growth of 41 employees (+4.2%).

ORDER POSITION

During the period under review, basic capacity utilization was secured through existing projects, some of which are very long-term. In addition, various follow-up orders were secured and substantial project enhancements agreed. However, the fact that fewer new projects were added during the preceding quarter due to the extraordinary factors described above did have a noticeable impact.

Against this background sales development activities were intensified considerably. Initial successes have already been recorded with. For example, the life assurance company Karlsruher Lebensversicherung opted for Release 4.2 of Life Factory ® and the pensions fund of a major international group decided on FJA SymAss for its portfolio administration system.

HEUBECK AG has also won new customers. Numerous small and medium-sized companies and also several renowned industrial enterprises have ordered expert reports and consulting services from the pensions specialist.

EVENTS OF PARTICULAR IMPORTANCE

As in previous years, FJH again plans to let shareholders participate in the Company's success by distributing one-third of the net income for the year 2003 as a dividend. In additional recognition of the loyalty shown by shareholders, the two major shareholders and company founders, Manfred Feilmeier and Michael Junker, will renounce their dividend for 2003. At the AGM on 24 June 2004, a dividend of 0.40 Euro per share will therefore be proposed instead of the book dividend of 0.20 Euro.

OUTLOOK

After the first quarter of 2004 was still overshadowed by the events of the preceding quarter, we expect our intensified sales activities will start to reap rewards during the second quarter and that we will be again be able to show an at least balanced result by the end of this quarter. Looking further ahead, we are planning to increase our earnings levels considerably until the end of the year.

Our optimism is based on several factors. Firstly, over the next few months the legislator will clarify the position regarding the taxation of pensions products and life insurance companies by adopting the Old-Age Incomes Act. This will trigger a considerably greater willingness to invest within the industry and many projects that had been postponed will be embarked upon. Here we are well placed with Release 4.2 of Life Factory ®.

Secondly, the sector is facing further important challenges this year that will also call for new software. In particular, insurers will be required to switch their accounting methods to IAS/IFRS over the next years and new requirements on the solvency of companies are being set at EU level within the framework of Solvency II.

Moreover, the old-age pensions market as a whole offers major opportunities for FJH. Demographic development in Germany and in many parts of Europe as well as the increasing shift from government-financed to private or company pension provision will trigger considerable growth in this market over the next few years. The merger with HEUBECK AG has not only strengthened our know-how in the field of company pension provision but has also significantly extended our customer base and created new opportunities for cross selling. Our core product FJA Life Factory ®, the policy administration system SymAss as well as supplementary software solutions such as the employer portal FJA Arbeitgeber-Portal ® or the company pensions proposals system FJA bAV-Angebotssystem offer good sales prospects in this market.

Eastern Europe continues to offer good prospects for growth, and the expansion of the EU makes this market even more attractive.

With our product offer – especially Life Factory ®, SymAss and ALAMOS – and our impressive basis of renowned insurers as mostly long-standing clients and business partners FJH is well placed to benefit from the current trends and opportunities within the insurance and pensions sector.

Munich, May 2004

The Executive Board

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)

	01/01 - 31/03/2004	01/01 - 31/03/2003
	,000 Euro	,000 Euro
Revenues	**19,101**	**30,001**
Cost of purchased services and materials	- 662	- 887
Personnel expenses	- 18,922	- 18,648
Other operating income	1,544	965
Other operating expense	- 4,388	- 3,764
Depreciation and amortization	- 1,387	-1,281
Operating income	**- 4,714**	**6,386**
Interest income / expenditure	- 89	302
Income / expense from associated companies	15	- 61
Foreign currency exchange gains / losses	63	- 3
Result before income taxes and minority interest	**- 4,725**	**6,624**
Income tax	1,543	- 2,855
Result before minority interest	**- 3,182**	**3,769**
Minority interest	- 2	- 3
Quarterly result	**- 3,184**	**3,766**
Earnings per share (basic) in Euro	- 0.39	0.49
Earnings per share (diluted) in Euro	- 0.39	0.49
Weighted average shares outstanding (basic)	8,220,000	7,650,000
Weighted average shares outstanding (diluted)	8,220,000	7,650,000

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Assets		31/03/2004		31/12/2003
		,000 Euro		,000 Euro
Current assets				
Cash and cash equivalents		1,060		3,493
Marketable securities		20,279		20,125
Trade accounts receivable		82,376		84,560
billed receivables	14,094		15,695	
unbilled receivables	68,282		68,865	
Prepaid expenses and other current assets		11,765		9,602
Total current assets		**113,360**		**117,780**
Fixed assets				
Property, plant and equipment		8,655		9,330
Intangible assets / licenses		2,289		2,319
Associated companies		618		603
Financial assets		69		68
Goodwill		27,059		27,519
Deferred taxes*		7,704		0
Other assets		445		11,627
Total fixed assets		**46,839**		**51,466**
Total assets		**160,198**		**169,246**

* see Notes

Table continued on following page

FILE NO.
82-5077


RECEIVED
MAY 17 2004
PROCESSING
SECTION

CONSOLIDATED BALANCE SHEET (IAS)

Liabilities and shareholders' equity	31/03/2004	31/12/2003
	,000 Euro	,000 Euro
Current liabilities		
Short-term debt and current portion of long-term debt	1,324	12,314
Trade accounts payable	1,192	897
Advance payments received	1,268	0
Accruals	3,354	6,349
Income tax payable	939	1,010
Other current liabilities	15,428	12,975
Total current liabilities	**23,505**	**33,545**
Long-term liabilities		
Long-term debt	14,633	16,454
Deferred taxes*	9,603	3,790
Pension provision	2,053	1,973
Minority interest	238	237
Total long-term liabilities	**26,527**	**22,454**
Shareholders' equity		
Share capital	8,220	8,220
Capital reserves	65,973	65,973
Consolidated profit	35,946	39,130
Other, such as: Consolidated profit reserves, Difference due to currency conversion	27	-76
Total shareholders' equity	**110,166**	**113,247**
Total liabilities and shareholders' equity	**160,198**	**169,246**

* see Notes

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	31/03/2004	31/03/2003
	,000 Euro	,000 Euro
Profit (after tax)	-3,184	3,767
Income tax	-1,543	2,855
Profit before income tax	**-4,727**	**6,621**
Adjustments:		
Depreciation of fixed assets	1,387	1,281
Loss of tangible fixed assets	-3	0
Change in associated companies (equity method)	-15	61
Change in financial assets (equity method)	-2	-18
Increase in pension provision	80	36
Interest income	-266	-324
Interest expenditure	355	22
Changes in:		
Trade accounts receivable	2,183	-5,946
Other assets and deferred items	8,609	-1,395
Other accruals	-2,995	-2,333
Trade accounts payable	294	-109
Other liabilities and deferred liabilities	3,726	2,861
Income tax paid	216	-2,127
Cash flow from operating activities	**8,842**	**-1,370**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	31/03/2004	31/03/2003
	,000 Euro	,000 Euro
Cash flow from investing activities		
Acquisition / disposal of marketable securities	0	1,418
Investments in property, plant and equipment	-238	-828
Cash inflow due to disposal of property, plant and equipment	25	7
Total cash flow from investing activities	**-213**	**597**
Cash flow from financing activities		
Repayment of short-term debt	-12,810	0
Own shares	0	-359
Interest received	36	324
Interest paid	-355	-22
Total cash flow from financing activities	**-13,129**	**-57**
Exchange-rate related changes not relevant for cash flow	-53	-478
Change in cash and cash equivalents	**-4,553**	**-1,307**
Cash and cash equivalents at beginning of period	3,493	8,449
Cash and cash equivalents at end of period	-1,060	7,142
Cash and cash equivalents + investments at beginning of period	23,618	34,101
Cash and cash equivalents + investments at end of period	19,219	31,336

FILE NO.
82-5077

CONSOLIDATED CHANGE IN EQUITY CAPITAL (IAS) AND NOTES

Shareholders' equity	Share capital	Capital reserves	Consolidated profit	Other	Equity capital
	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro
Position 01/01/2003	**7,650**	**53,946**	**40,146**	**-510**	**101,232**
Capital increase	570	12,027			12,597
Dividend			-5,355		-5,355
Net income			4,339		4,339
Evaluation of marketable securities				-136	-136
Other, such as: Consolidated profit reserves, Difference due to currency conversion				570	570
Position 31/12/2003	**8,220**	**65,973**	**39,130**	**-76**	**113,247**
Net income			-3,184		-3,184
Evaluation of marketable securities				153	153
Other, such as: Consolidated profit reserves, Difference due to currency conversion				-50	-50
Position 31/03/2004	**8,220**	**65,973**	**35,946**	**27**	**110,166**

Accounting policies
The quarterly financial statements cover FJH AG and all subsidiaries, which are included using the full consolidation method, and the associated companies, which are consolidated using the "at equity method". The financial statements have been prepared in Euro in accordance with the International Financial Reporting Standards (IRFS) of the International Accounting Standards Board (IASB).

Order position – seasonal factors
FJH's business focuses on software projects that generally involve the licensing and implementation of software and also in many cases customizing services and the advisory and expert report services of HEUBECK AG and its subsidiaries. Different seasonal patterns make it difficult to forecast sales volumes for software licenses and incoming orders for advisory services.

Classification of results
The segments have been presented by geographical breakdown, based on the head office of the respective group company, because opportunities and risks have a distinctly regional character. The segments have not been analysed in any greater detail. Firstly, the individual fields of activity overlap and cannot be clearly delimited. Secondly, given our relatively small customer base, we might run the risk of making our customer relationships transparent, thereby damaging our competitive position.

Other events during the first quarter
Under a reverse transaction, a software package valued at 11.2 million Euro that had been sold in the preceding year was transferred to a leasing company and leased back without any effect on net income (sale and lease back). This process had already been recorded under the revenues for the preceding year and is therefore not shown again under revenues. From the first quarter of 2004, FJH has shown deferred taxes on a non-netted basis in accordance with IAS 12 in order to facilitate greater transparency in the accounts.

FILE NO.
82-5077

FJH SHARE

Stock exchange segment	Prime Standard, Frankfurt
Number of shares	8,220,000
ISIN	DE0005130108
German code (WKN)	513 010
IPO	21/02/2000
Associated Indices	TECDAX, HDAX, CDAX

HOLDINGS OF THE BOARD AS AT 31/03/2004

	Number of shares	Stock Options
Executive Board		
Prof. Dr. Manfred Feilmeier	1,946,947	12,000
Michael Junker	1,946,947	12,000
Prof. Dr. Klaus Heubeck	347,000	--
Rainer W. G. Herbers	66,447	12,000
Dr. Thomas Meindl	28,506	12,000
Bernd Dexheimer	--	12,000
Supervisory Board		
Prof. Dr. Elmar Helten	41,034	--
Thomas Nievergelt	152	--
Dr. Hermann H. Hollmann	--	--

ADDRESS

FJH AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Tel.: +49 89 76901-0
Fax: +49 89 7698813

www.fjh.com

CONTACT

Investor Relations

Dr. Thomas Meindl
Chief Financial Officer
Tel.: +49 89 76901-144
E-Mail: investor.relations@fjh.com